The Board resolved to donate to the related parties Date of events: 2014/01/28 Contents:

1.	Date of occurrence of the event:2014/01/28

2.	The reason for the donation: To promote activities for public welfare

3.	The total amount of the donation: Donate NT$45 million to the Chunghwa Telecom Foundation and

NT$21.81 million to the government agency, totally NT$66.81 million.

4. Counterparty to the donation: Chunghwa Telecom Foundation, government agency (the Ministry of Transport and Communication, the Tourism Bureau of Ministry of Transport and Communication, the Sports Administration of Ministry of Education, National Taiwan University, National Taiwan Normal University and National Chiao Tung University).

5. Relationship to the Company: (1)Chunghwa Telecom Foundation: established with the Company's donation. (2)The Government agency: partners with the Company to promote activities for public welfare.

6.	Name and resume of the independent director that expressed objection or reservation: None

7.	Contents of the objection or reservation: None

8.	Any other matters that need to be specified: None